                                                                  Exhibit (a)(6)

IMMEDIATE RELEASE

                                                                       Contact:
                                                                      Jim Bauer
                                                                 (678) 473-2647
                                                           jim.bauer@arrisi.com


                      ARRIS OFFERS TO EXCHANGE SHARES FOR
                 4 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2003

DULUTH, GA - APRIL 12, 2002 - ARRIS (NASDAQ: ARRS), a global telecommunications leader, today announced an exchange offer for its 4 1/2% Convertible Subordinated Notes due 2003.

Under the terms of the exchange offer, which is being made pursuant to Section 3(a)(9) of the Securities Act of 1933, each $1,000 original principal amount of Convertible Subordinated Notes may be exchanged for 102 shares of ARRIS Common Stock plus accrued but unpaid interest through the expiration date. As of March 31, 2002, there were $115 million of Notes outstanding. Since that time, the Company has exchanged common stock for $9.75 million principal amount of Notes.

The offer extends to up to $70 million of the Notes, and the offer will remain open until 5 p.m., New York City time, May 10, 2002, unless extended. If the offer is oversubscribed, it will be pro rated.

"The exchange offer is a key step by the Company to bolster its balance sheet and capitalization by reducing debt and increasing equity," said Bob Stanzione, ARRIS President & CEO. "The exchange offer will provide holders of the Notes a more liquid security that trades on the Nasdaq National Market. The exchange offer is expected to be accretive," continued Stanzione.

Documents describing the exchange offer in greater detail are being mailed to holders of the Notes and in addition, these documents will be posted on the Company website at www.arrisi.com. Holders of Notes who wish to participate in the exchange offer should contact the Company's information agent, Morrow & Co., at 212-754-8000 or 800-607-0088, or Larry Margolis, the Company's Chief Financial Officer, at 678-473-8129. Exchanges will be effected by The Bank of New York, the exchange agent for the offer.

ARRIS provides broadband local access networks with innovative optical transport, high-speed data and telephony systems for the delivery of voice, video and data to the home and business. ARRIS complete solutions enhance the reliability and value of converged services from the network to the subscriber. Headquartered in Duluth, Georgia, USA, ARRIS has design, engineering, manufacturing, distribution, service and sales office locations throughout the world. Additional information about ARRIS products and services can be found at www.arrisi.com


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